Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

BOSTON SCIENTIFIC ANNOUNCES INTEREST RATE ADJUSTMENT
TO ITS SENIOR NOTES DUE 2015 AND 2035

Natick, MA (December 5, 2005) – Boston Scientific Corporation (NYSE: BSX) announced today that it will supplement the terms of the Company’s $400 million 5.50 percent senior notes due November 15, 2015 and $350 million 6.25 percent senior notes due November 15, 2035 to provide for a potential interest rate adjustment accruing from November 17, 2005 on each series of these senior notes in the event that their credit ratings change as a result of the Company closing its proposed acquisition of Guidant Corporation.

These senior notes are rated ‘A’ by Fitch, Inc., ‘A3’ by Moody’s Investors Service, Inc., and ‘A’ by Standard and Poor’s Rating Services.  The interest rate payable on each series of these senior notes will be subject to a one-time increase by the amount in the rating categories shown in the table below.  The lowest of these senior notes credit ratings will determine the applicable rating category.

Rating Category	Fitch Rating	Moody’s Rating	S&P Rating	Interest Rate Adjustment
Rating I	BBB+	Baa1	BBB+	0.25%
Rating II	BBB	Baa2	BBB	0.50%
Rating III	BBB-	Baa3	BBB-	0.75%
Rating IV	BB+ or below	Ba1 or below	BB+ or below	1.00%

(more)

Any subsequent credit rating improvements will result in a decrease in the adjusted interest rate of these senior notes to an amount corresponding to the then applicable rating category and will take effect on the first day of the next interest period.  The lowest of these senior notes credit ratings will also determine the applicable rating category.  The interest rate on the date these senior notes were originally issued will be permanently reinstated, if and when the lowest credit ratings assigned to these senior notes is either A- or A3 or higher.

The Company will enter into a supplemental indenture with J.P. Morgan Trust Company N.A., these senior notes’ trustee, conditioned upon the closing of its proposed acquisition of Guidant Corporation and will file a copy of this agreement with the Securities and Exchange Commission.  In the event the proposed acquisition of Guidant Corporation is not consummated, the interest rate adjustment will not take effect.

Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such state or jurisdiction.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with

Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

CONTACT:

Milan Kofol (508-650-8569)

Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541)

Media Relations, Boston Scientific Corporation